Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor Ambac								Predecessor
							Period from May 1		Period from Jan 1
	Year Ended December 31,						through		through		Year Ended
($ in thousands, except ratios)	2016		2015		2014		December 31, 2013		April 30, 2013		December 31, 2012
Earnings:
Pre-tax income (loss)	$105,026		$510,058		493,253		$512,316		$3,348,033		$(256,505)
Fixed Charges	119,503		115,016		127,754		84,736		30,342		107,724
Earnings	$224,529		$625,074		621,007		$597,052		$3,378,375		$(148,781)

Fixed charges:
Interest expense	$118,500		$113,100		125,891		$83,595		$29,718		$105,973
Portion of rental expense deemed to be interest	1,003		1,916		1,863		1,141		624		1,751
Fixed charges	$119,503		$115,016		127,754		$84,736		$30,342		$107,724

Ratio of earnings to fixed charges	1.9	x	5.4	x	4.9	x	7.0	x	111.3	x	*

*	Earning for the year ended December 31, 2012 were inadequate to cover fixed charges by $256,505.